Via Facsimile and U.S. Mail
Mail Stop 3-9

						May 19, 2005


Arthur S. Przbyl
President and Chief Executive Officer
Akorn, Inc.
2500 Millbrook Drive
Buffalo Grove, Illinois 60089

Re:	Post-Effective Amendment No. 1 to
	Registration Statement on Form S-1
	Filed May 9, 2005
	File No. 333-119168

Dear Mr. Przbyl:

	This is to advise you that we have performed a limited review of the above registration statement, and we have the following comments.

Pending Confidential Treatment Application

1. It appears that the Company has a pending request for
confidential
treatment in connection with an application filed November 17,
2004
(Control No. 16084). We are currently processing this request and will issue comments, if any, to you in a separate letter that will be forthcoming. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Registration of Additional Shares

2. We note that the Company appears to be registering the resale of
1,603,410 additional shares of common stock that were not included in the initial Form S-1 declared effective in October 2004. Please be advised that you may not add these shares to your registration statement by post-effective amendment. Accordingly, please revise your post-effective amendment, including disclosure in the prospectus, as necessary to delete the inappropriate addition of these shares.

*	*	*

	We will consider a request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please contact Daniel Greenspan at (202) 551-3623, Michael Reedich at (202) 551-3612, or me at (202) 551-3715 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director

cc:	Kurt L. Kicklighter, Esq.
	Luce, Forward, Hamilton & Scripps LLP
	600 W. Broadway, Suite 2600
	San Diego, California 92101

??

??

??

??

Arthur S. Przbyl
Akorn, Inc.
May 19, 2005
Page 1